UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-35190

TAOMEE HOLDINGS LIMITED

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

(86-21) 6128-0056

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOMEE HOLDINGS LIMITED

By:	/s/ Paul Keung
Name:	Paul Keung
Title:	Chief Financial Officer

Date: November 20, 2012

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.1

TAOMEE REPORTS THIRD QUARTER OF 2012 UNAUDITED FINANCIAL RESULTS

(Shanghai, China – November 20, 2012) – Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), a leading children’s entertainment and media company in China, today reported its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter of 2012 Financial Highlights

•	Total net revenues were US$11.8 million, an increase of 13.0% from US$10.5 million in the second quarter of 2012 and a decrease of 6.7% from US$12.7 million in the third quarter of 2011.

•	Gross margin was 70.2% compared to 77.7% in the second quarter of 2012 and 81.2% in the third quarter of 2011.

•	Net income attributable to the holders of ordinary shares was US$1.8 million, compared with US$3.2 million in the second quarter of 2012 and US$4.4 million in the third quarter of 2011.

•

Basic and diluted earnings per ADS[1] were US$0.05 and US$0.05, respectively, compared with US$0.09 and US$0.08, respectively, in the second quarter of 2012 and US$0.12 and US$0.12 respectively, in the third quarter of 2011.

•	Non-GAAP net income attributable to holders of ordinary shares was US$2.4 million, compared with US$3.8 million in the second quarter of 2012 and US$5.0 million in the third quarter of 2011.

•

Non-GAAP basic and diluted earnings per ADS were US$0.07 and US$0.06, respectively, compared with US$0.10 and US$0.10, respectively, in the second quarter of 2012 and US$0.14 and US$0.13, respectively, in the third quarter of 2011.

Mr. Benson Wang, co-founder and chief executive officer of Taomee, stated, “We are encouraged by our overall performance in the third quarter, which exceeded our expectations and reflected stable operational results in our core business. Our strategy to establish and grow our cross-media, core character franchise base is continuing to gain traction both online and offline. We grew our online web games active user base by 32% quarter-over-quarter, and in mobile, we recently surpassed 12 million total downloads. For our offline business, we successfully released two films based on our core franchises, Mole’s World and Seer, which were broadcasted on over 2,000 screens throughout Mainland China and Taiwan, and achieved over 50 million RMB in combined box office receipts.”

“Our strategy of increasing active user growth and engagement is proving effective as evidenced by the 32% increase in sequential user growth and stable ARPU during the quarter. We believe our offline expansion provides us with a unique opportunity to monetize our online virtual worlds, representing a significant long-term growth opportunity. Going forward, we remain committed to enhancing our high quality and unique content offering across mobile, online and offline, in attempt to further solidify our brand equity, diversify our revenue streams, and augment our competitive position,” concluded Mr. Wang.

[1]	Each American Depositary Share (“ADS”) represents twenty ordinary shares.

Operational Results for Third Quarter of 2012

•

For the third quarter of 2012, the number of active accounts for the Company’s virtual worlds under operation in mainland China increased 32.3% to approximately 57.7 million from 43.6 million in the second quarter of 2012 and increased 55.5% from 37.1 million in the third quarter of 2011.

•

Active paying accounts for the Company’s virtual worlds under operation in mainland China slightly decreased to 1.7 million from 1.8 million in the second quarter of 2012 reflecting the Company’s focus on growing its user base and engagement time for new users and decreased from 2.1 million in the third quarter of 2011.

•

The ARPU for the Company’s virtual worlds under operation in mainland China remained stable at approximately RMB 30 (US$4.7) compared with RMB 30 (US$4.8) in the second quarter of 2012, and RMB 33 (US$5.2) for the third quarter of 2011.

•

The number of downloads for the mobile applications operated by the Company in the third quarter of 2012 was approximately 4.3 million, compared to 4.0 million in the second quarter of 2012. The increase was mainly due to the launch of several new mobile applications: the Seer animation and Mole Kart 2. As of September 30, 2012, the total cumulative downloads for our mobile applications have reached 12.4 million.

Unaudited Financial Results for Third Quarter of 2012

Total Net Revenues

Total net revenues were US$11.8 million, compared with US$10.5 million in the second quarter of 2012 and US$12.7 million in the third quarter of 2011.

Net online business revenues were US$8.0 million, compared with US$8.6 million in the second quarter of 2012 and US$10.4 million in the third quarter of 2011.

Net offline business revenues were US$3.8 million, compared with US$1.9 million in the second quarter of 2012 and US$2.3 million in the third quarter of 2011. The sequential and year-over-year increases were mainly driven by film related revenues as well as merchandise licensing. During the summer vacation, Taomee launched two sequel films of Mole’s World and Seer and recorded film box office revenues sharing of approximately US$1.5 million in the third quarter of 2012.

Total Cost of Services

Total cost of services was US$3.5 million, compared with US$2.3 million in the second quarter of 2012 and US$2.4 million in the third quarter of 2011.

Online business related costs were US$1.9 million, compared with US$1.7 million in the second quarter of 2012 and US$1.5 million in the third quarter of 2011. The slight sequential increase was primarily due to the increase of payroll expense and amortization costs of upfront game licensing fees, and to a lesser extent an increase in bandwidth and hosting costs, all of which were partially offset by the decrease in prepaid card production costs.

Offline business related costs were US$1.6 million, compared with US$0.6 million in the second quarter of 2012 and US$0.9 million in the third quarter of 2011. The sequential and year-over-year increases were mainly due to the increase in film production costs associated with the Company’s successful launch of its two films during the quarter.

Gross Profit and Gross Margin

Gross profit was US$8.3 million, compared with US$8.1 million in the second quarter of 2012 and US$10.3 million in the third quarter of 2011.

Gross margin was 70.2%, compared with 77.7% in the second quarter of 2012 and 81.2% in the third quarter of 2011.

Gross margin for the online business was 76.4%, compared with 80.2% in the second quarter of 2012 and 85.3% in the third quarter of 2011.

Gross margin for the offline business was 57.2%, compared with 66.4% in the second quarter of 2012 and 63.0% in the third quarter of 2011.

Total Operating Expenses

Total operating expenses were US$7.6 million, compared with US$7.5 million in the second quarter of 2012 and US$6.2 million in the third quarter of 2011.

•

Product development expenses were US$3.4 million, compared with US$3.0 million in the second quarter of 2012 and US$2.9 million in the third quarter of 2011. The sequential and the year-over-year increases were primarily due to an increase in payroll expenses partially offset by a decrease in depreciation costs.

•

Sales and marketing expenses were US$2.9 million, compared with US$2.8 million in the second quarter of 2012 and US$1.9 million in the third quarter of 2011. The year-over-year increase was largely due to the increases in advertising expenses for both online virtual worlds and mobile products as well as the increase in film and animation related promotion expenses.

•

General and administrative expenses were US$2.4 million, compared with US$2.7 million in the second quarter of 2012 and US$2.3 million in the third quarter of 2011. The sequential decreases were largely due to decrease in the professional service expenses and were partially offset by the increase in payroll expenses, and the year-over-year increase was mainly due to an increase in payroll expenses.

Share of Profit / Loss in Equity Method Investment

Share of profit in equity methods investments was US$0.4 million, compared with US$0.4 million in the second quarter of 2012 and US$0.2 million in the third quarter of 2011.

Profit from Operations

Profit from operations was US$0.7 million, compared with US$0.7 million in the second quarter of 2012 and US$4.1 million in the third quarter of 2011.

Net Income

Net income attributable to holders of ordinary shares was US$1.8 million, compared with US$3.2 million in the second quarter of 2012 and US$4.4 million in the third quarter of 2011.

Non-GAAP net income attributable to shareholders was US$2.4 million, compared with US$3.8 million in the second quarter of 2012 and US$5.0 million in the third quarter of 2011.

Basic and diluted earnings per ADS were US$0.05 and US$0.05, respectively,, compared with US$0.09 and US$0.08, respectively, in the second quarter of 2012, and US$0.12 and US$0.12, respectively in the third quarter of 2011.

Non-GAAP basic and diluted earnings per ADS were US$0.07 and US$0.06, respectively, compared with US$0.10 and US$0.10, respectively, in the second quarter of 2012, and US$0.14 and US$0.13, respectively in the third quarter of 2011.

Cash and Cash Equivalents

As of September 30, 2012, the Company had US$119.3 million of cash and cash equivalents, compared with US$122.0 million as of June 30, 2012.

Investment in equity investees

In July 2012, Shanghai Taomee sold all its equity interest in Shenzhen Ruigao Information Technology Co., Ltd., or Ruigao, to a senior manager at Ruigao and other three third-party individuals for approximately US$1.0 million and recorded profit in equity investments of US$0.3 million

In September 2012, Taomee entered into an investment agreement to acquire 8.59% of Gamespedia Holdings Limited (“Gamespedia”)’s shares for a consideration of US$6,205,000 in cash. Gamespedia operates the mini game portal website www.7k7k.com in China. Taomee paid US$3.0 million in September and the remaining consideration in October 2012.

Share Repurchase Program

During the third quarter of 2012, Taomee had repurchased approximately 193,191 ADSs. As of September 30, 2012 the Company has repurchased a total of 373,605 ADSs under the Company’s share repurchase program at an average price of approximately US$4.2 per ADS.

Business Highlights

On June 28, 2012 and July 5, 2012, Taomee released two films nationwide, Seer II and Legend of The Moles: The Treasure of Scylla. The two films have each been shown on over 2,000 major screens across mainland China and Taiwan. As of the end of September 30, 2012, the two films had generated over RMB 55 million (US$8.7 million) in box office revenue.

In July and August 2012, Taomee commercially launched Mole’s World, its flagship online virtual world, in South Korea and Thailand with local game operators.

On August 13, 2012, Taomee commercially launched Wizard 101, its first client server game, licensed from KingsIsle Entertainment, Inc.

On November 20, 2012, partnering with the Cartoon Network, Taomee launched the official Chinese online portal, ben10.61.com for the Cartoon Network’s Ben 10 franchise.

In the second half of 2012, Taomee launched three new mobile applications: Seer animation, Mole Kart 2 Evolution and Seer on Apple’s iOS platform.

Outlook for Fourth Quarter of 2012

The Company expects revenues for the fourth quarter to be between US$7.0~7.5 million. The sequential decline reflects seasonality associated with the Chinese school calendar as well as the lack of any films being released in the fourth quarter. These forecasts also reflect the Company’s current and preliminary view on the market and operational conditions, which are subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 7:00 a.m. Eastern Standard Time (New York) on Tuesday, November 20, 2012 (which is 8:00 p.m. in China on Tuesday, November 20, 2012).

The dial-in details for the live conference call are:

U.S. toll-free:	+1-866-519-4004
Hong Kong toll-free:	800-930-346
International:	+65-6723-9381
China Mainland:	400-620-8038
Passcode:	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://ir.taomee.com/phoenix.zhtml?p=irol-eventDetails&c=243417&eventID=4866124 A telephone replay of the call will be available through November 28, 2012 10:00p.m.Eastern Standard Time. The dial-in details for the telephone replay are:

Conference ID:	69005679
International:	+612-8199-0299
China:	400 1200 932

About Taomee Holdings Limited

Taomee Holdings Limited is one of the leading children’s entertainment and media companies in China driven to deliver exceptional entertainment to children and families. Founded in 2007, Taomee is one of the first companies in Greater China to develop animated franchises for children through online virtual world that are both fun and educational. The Company’s virtual worlds are widely trusted by millions of parents and caregivers across Asia. The Company’s Mole’s World and Seer franchises and characters have reached millions of children and families through virtual worlds, books, monthly print magazines, mobile applications, animated television series and movies. For more information, please visit: http://www.taomee.com/en_taomee.html

•	Visit online virtual world communities at www.61.com

•	Watch animations and films at http://v.61.com/

•	Download mobile games and applications at http://m.61.com/

•	Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its final prospectus dated June 10, 2011. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Na You

Taomee Holdings Limited

+86-21-61280056-8578

ir@taomee.com

Taomee Holdings Limited – Unaudited Consolidated Balance Sheets

	In USD September 30 2012	In USD June 30 2012
ASSETS
Current assets:
Cash and cash equivalents	$119,334,986	$122,006,731
Restricted cash	788,519	—
Accounts receivable	3,238,480	526,524
Inventories	54,350	44,430
Income tax recoverable	—	149,812
Due from related parties	265,787	239,383
Prepayments and other current assets	2,863,098	2,154,226
Deferred tax assets, current	3,226,868	3,235,082

Total current assets	129,772,088	128,356,188

Investments in equity investees	8,150,388	2,515,446
Property and equipment, net	1,497,173	1,709,818
Acquired intangible assets	1,302,776	1,373,921
Other assets	1,759,647	2,738,741

TOTAL ASSETS	$142,482,072	$136,694,114

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$534,052	$211,843
Income tax payable	140,222	—
Advance from customers	8,695,446	8,621,406
Due to related parties	100,553	107,365
Deferred revenue	12,701,827	13,119,482
Deferred tax liabilities, current	10,841	10,869
Accrued expenses and other current liabilities	9,550,659	5,704,377

Total current liabilities	31,733,600	27,775,342

Equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 734,921,492 and 738,747,572 shares issued; 733,786,372 and 734,883,752 outstanding as of June 30, 2012 and Sep 30, 2012, respectively)	14,775	14,698
Treasury stock	(752,078)	(255,354)
Additional paid-in capital	72,161,487	71,540,018
Retained earnings	37,159,850	35,359,414
Accumulated other comprehensive income	2,085,459	2,181,017

Total equity	$110,669,493	$108,839,793

Non-controlling interests	78,979	78,979

TOTAL LIABILITIES AND EQUITY	$142,482,072	$136,694,114

Taomee Holdings Limited – Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	September 30,	June 30,	September 30,
	2012	2012	2011
Revenues:
Online business, net	$8,000,663	$8,568,740	$10,382,615
Offline business, net	3,833,942	1,904,624	2,296,950

Total net revenues	11,834,605	10,473,364	12,679,565

Cost of services
Online business	(1,886,967)	(1,695,167)	(1,529,614)
Offline business	(1,640,020)	(640,451)	(850,275)

Total cost of services	(3,526,987)	(2,335,618)	(2,379,889)

Gross profit	8,307,618	8,137,746	10,299,676

Operating income (expenses):
Product development	(3,374,238)	(2,983,713)	(2,929,040)
Sales and marketing	(2,859,256)	(2,835,240)	(1,901,633)
General and administrative	(2,435,483)	(2,711,214)	(2,278,333)
Other operating income	1,021,371	1,063,284	907,625

Total operating expenses	(7,647,606)	(7,466,883)	(6,201,381)

Profit from operations	660,012	670,863	4,098,295

Interest income, net	683,697	666,848	482,981
Other income (expenses), net	324,484	(282,010)	(65,966)

Income before income taxes and share of profit in equity method investments	1,668,193	1,055,701	4,515,310

Income tax benefit (expense)	(304,726)	1,778,930	(284,753)

Share of profit (loss) in equity investments	436,969	373,994	178,657

Net income	1,800,436	3,208,625	4,409,214

Net income attributable to holders of ordinary shares	$1,800,436	$3,208,625	$4,409,214

Earnings per ADS
-Basic	$0.05	$0.09	$0.12

-Diluted	$0.05	$0.08	$0.12

Weighted average number of shares used in calculation

- Basic	733,158,958	730,769,890	728,341,047

- Diluted	752,966,298	756,963,311	764,675,988

	In USD, except for share data For three months ended
	September 30,	June 30,	September 30,
	2012	2012	2011
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$2,394,409	$3,776,689	$5,039,182
Share-based compensation	(593,973)	(568,064)	(629,968)

GAAP net income attributable to holders of ordinary shares	$1,800,436	$3,208,625	$4,409,214

Non-GAAP diluted earnings per ADS
-Basic	$0.07	$0.10	$0.14

-Diluted	$0.06	$0.10	$0.13